SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 12)

                       PRICE COMMUNICATIONS CORPORATION
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                               (Name of Issuer)

                   Common Stock, par value $0.01 per share
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                        (Title of Class of Securities)

                                  741437305
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                                (CUSIP Number)

                               Peter G. Samuels
                              Proskauer Rose LLP
                                1585 Broadway
                           New York, New York 10036
                                (212) 969-3335
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                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                  April 5, 2001
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           (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ILLEGIBLE]

                         (Continued on following pages)

                              (Page 1 of 22 Pages)

                                      13D
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CUSIP No. 741437305                                          Page 2 of 22 Pages
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       NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                                     Robert Price
                                     ###-##-####
  1
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       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [X]
                                                              (b) |_|
  2
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       SEC USE ONLY
  3
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       SOURCE OF FUNDS                                        N/A
  4
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       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                |_|
  5
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       CITIZENSHIP OR PLACE OF ORGANIZATION                   United States
  6
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                             SOLE VOTING POWER
       NUMBER OF          7
         SHARES          -------------------------------------------------------
      BENEFICIALLY           SHARED VOTING POWER              11,077,298
        OWNED BY          8
          EACH           -------------------------------------------------------
       REPORTING             SOLE DISPOSITIVE POWER
      PERSON WITH         9
                         -------------------------------------------------------
                             SHARED DISPOSITIVE POWER         11,077,298
                          10
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       AGGREGATE AMOUNT BENEFICIALLY OWNED BY                 11,077,298
       EACH REPORTING PERSON
  11
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       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)          [X]
       EXCLUDES CERTAIN SHARES
  12
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       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     19.9%
  13
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      TYPE OF REPORTING PERSON                               IN
  14
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

      This Amendment No.12 amends and supplements the Schedule 13D, as amended, filed by Robert Price relating to the shares of common stock, par value $0.01 per share (the "Common Stock"), of Price Communications Corporation (the "Company").

Item 2.Identity and Background

      The response to Item 2 is hereby amended by adding the following paragraph at the end thereof:

            The information concerning the name, address, present principal occupation or employment, present business of any corporation or other organization in which employment is conducted and citizenship of each other person party to the Verizon Voting Agreement and Guardian Voting Agreements described in Item 6, is set forth on Schedules A, B and C attached hereto.

Item 5. Interest in Securities of the Issuer

      The responses to Item 5(a) and (b) are hereby amended by deleting the entire text thereof and inserting the following in lieu thereof:

      a. Aggregate Number or Percentage of Shares of Common Stock Outstanding Beneficially Owned by the Reporting Person

            Mr. Price may be deemed for purposes of Rule 13d-3 promulgated under the Securities Act of 1934, as amended (the "1934 Act") to beneficially own 11,077,298 shares of Common Stock or approximately 19.9% of the 55,414,196 shares of Common Stock outstanding on March 31, 2001, which includes (i) 6,203,100 shares of Common
            Stock that Mr. Price, as a result of the Voting Agreement described in Item 6, has the shared power to direct the vote and disposition of and (ii) 4,874,198 shares of Common Stock that Mr. Price, as a result of the Guardian Voting Agreements described in Item 6, has the shared power to direct the vote and disposition of. Mr. Price disclaims beneficial ownership of 2,375,802 the shares of Common Stock that are covered by, but not necessarily voted pursuant to, the Guardian Voting Agreements described in Item 6.

      b.    Number of Shares and Power to Vote

            As a result of the Verizon Voting Agreement and the Guardian Voting Agreements described in Item 6, Mr. Price may be deemed to have the shared power to vote and to dispose of 11,077,298 shares of Common Stock. Mr. Price disclaims beneficial ownership of 2,375,802 the shares of Common Stock that are covered by, but not necessarily voted pursuant to, the Guardian Voting Agreements as described in
            Item 6.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      The response to Item 6 is hereby amended by inserting the following:

      On March 30, 2001, Mr. Price ("Price") entered into (i) a voting agreement (the "Price Guardian Voting Agreement") with Steven Price, as guardian of the property of Lucy Price and Kyle Price (the "Price Guardian Stockholder") and
(ii) a voting agreement (the "Farbman Guardian Voting Agreement" and collectively with the Price Guardian Voting Agreement, the "Guardian Voting Agreements") with Eileen Farbman, as guardian of the property of Alexandra Farbman and Leo Farbman (the "Farbman

Guardian Stockholder" and collectively with Price and the Price Guardian Stockholder, the "Stockholders").

      Pursuant to the terms of the Guardian Voting Agreements, each Stockholder agreed at any time such Stockholder is entitled to vote on any matter submitted to the stockholders of the Company, such Stockholder shall vote (or execute proxies or written consents, as the case may be), and take all other necessary action to cause, all shares of Common Stock such Stockholder is entitled to vote to be voted in the manner directed by the Majority Stockholder (as defined below).

      "Majority Stockholder" means, at any time, with respect to any matter, either Price, the Price Guardian Stockholder or the Farbman Guardian Stockholder, whichever is entitled to vote the most shares of Common Stock (without giving effect to the Guardian Voting Agreements) on any matter. As of March 30, 2001, Price is the Majority Stockholder for purposes of the Guardian Voting Agreements.

      While the Guardian Voting Agreements cover in the aggregate 7,250,000 shares of Common Stock, the Guardian Voting Agreements provide that for so long as Price is the Majority Stockholder for purposes of the Guardian Voting Agreements, the total number of shares of Common Stock subject to the Guardian Voting Agreements shall be limited so that at no time may Price be deemed to beneficially own more than 19.9% of the outstanding shares of Common Stock. As a result, Price disclaims beneficial ownership of 2,375,802 shares of Common Stock covered by the Guardian Voting Agreements.

      Each Stockholder granted a proxy to the Majority Stockholder, appointing the Majority Stockholder as such Stockholder's attorney-in-fact and proxy, with full power of substitution, for and in such Stockholder's name, to vote, express consent or dissent, or otherwise use such voting power as provided above.

      Neither the voting arrangement nor the proxies granted to the Majority Stockholder described above applies to any matter covered by the Verizon Voting Agreements (as defined below).

      Each Stockholder agreed that such Stockholder would not, without the prior written consent of the Majority Stockholder, directly or indirectly (other than pursuant to the terms of the Verizon Voting Agreements and the Guardian Voting Agreements), (i) grant any proxies or enter into any voting trust or other agreement or arrangement with respect to the voting of any of such Stockholder's shares of Common Stock or (ii) sell, assign, transfer, encumber or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the direct or indirect sale, assignment, transfer, encumbrance or other disposition of, any of the shares of Common Stock during the term of the respective Guardian Voting Agreement. Each Stockholder also agreed that such person would not seek or solicit any such acquisition or sale, assignment, transfer, encumbrance or other disposition or any such contract, option or other arrangement.

      "Verizon Voting Agreements" means collectively (i) the Voting Agreement, a copy of which was previously filed as Exhibit 1 to Amendment No. 11 to this
Schedule 13D and, (ii) the Voting Agreement dated as of March 30, 2001 between Verizon, Lucy Price and Kyle Price by the Price Guardian Stockholder and Alexandra Farbman and Leo Farbman, by the Farbman Guardian Stockholder, pursuant to which the Guardian Stockholder agreed to vote, and grant a proxy to Verizon covering, the shares of Common Stock such Guardian Stockholder is entitled to vote to approve and adopt the Transaction Agreement dated November 14, 2000, as amended between the Company, Price Communications Cellular Inc., Price Communications Wireless, Inc., Price Communications Cellular Holdings, Inc. (collectively, the "Price Corporations"), Verizon, Cellco Partnership and VWI Acquisition Corporation, and all transactions contemplated by the Transaction Agreement, at any meeting of the stockholders of the Price Corporations at which the Transaction Agreement and other related agreements or the transactions contemplated by the

Transaction Agreement are submitted for consideration and a vote of the stockholders of the Price Corporations.

      Each of the Price Guardian Voting Agreement and Farbman Guardian Voting Agreement is being filed as an exhibit hereto and is incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits

      Exhibit 1 - Voting Agreement dated as of March 30, 2001, among Lucy Price and Kyle Price, by Steven Price, as guardian of their property, and Robert Price (the "Price Guardian Voting Agreement").

      Exhibit 2 - Voting Agreement dated as of March 30, 2001 among Alexandra Farbman and Leo Farbman, by Eileen Farbman, as guardian of their property, and Robert Price (the "Farbman Guardian Voting Agreement").


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

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        April 5, 2001


                                        /s/ Robert Price
                                        _____________________
                                        Robert Price


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

                                                                      SCHEDULE A

      To the knowledge of Mr. Price, the name, business address, title, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which employment is conducted of each other person party to the Guardian Voting Agreements are set forth below. Unless otherwise indicated, each person listed below is a citizen of the United States of America. To the knowledge of Price, none of the persons listed below has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.



                                  Present Principal Occupation Including Name,
       Name and Address            Principal Business and Address of Employer
--------------------------------- --------------------------------------------
Steven Price                      President, Live Wire Corp.
711 Westchester Avenue            711 Westchester Avenue
White Plains, New York  10604     White Plains, New York  10604

                                  Live Wire is a provider of billing systems and services to cellular wireless providers.

Eileen Farbman                    Ms. Farbman is not currently employed.
One North Bridge Terrace
Mount Kisco, New York  10549


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
                                                                      SCHEDULE B

DIRECTORS AND EXECUTIVE OFFICERS OF VERIZON COMMUNICATIONS INC.

      To the knowledge of Price, the name, business address, title, present principal occupation or employment of each of the directors and executive officers of Verizon Communications Inc., the sole shareholder of Verizon ("Verizon Parent") are set forth below. If no business address is given the director's or officer's business address is 1095 Avenue of the Americas, New York, NY 10036. Verizon Parent is a domestic and international provider of communications related services, including wireline telecommunications services, wireless communications services and publishing businesses. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Verizon Parent. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America. To the knowledge of Price, none of the persons listed below has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                   Present Principal Occupation Including Name
   Name and Business Address                 and Address of Employer
--------------------------------  ----------------------------------------------
Directors
James R. Barker.................  Chairman of The Interlake Steamship Company
                                  and Vice Chairman of Mormac Marine Group, Inc. and Moran Towing Company. Director of The Pittston Company; Eastern Enterprises.
Edward H. Budd..................  Director of Delta Air Lines, Inc.
Richard L. Carrion..............  Chairman, President and Chief Executive
                                  Officer, Popular, Inc. (bank holding company) and Chairman, President and Chief Executive Officer, Banco Popular de Puerto Rico.
Robert F. Daniell...............  Director of Shell Oil Company.
Helene L. Kaplan................  Of Counsel to the law firm of Skadden, Arps,
                                  Slate, Meagher & Flom LLP. Director of The
                                  Chase Manhattan Corporation; Exxon Mobil
                                  Corporation; The May Department Stores
                                  Company; Metropolitan Life Insurance Company.
Charles R. Lee..................  Chairman and Co-Chief Executive Officer.
                                  Director of United Technologies Corporation,
                                  USX Corporation and The Procter & Gamble
                                  Company.
Sandra O. Moose.................  Senior Vice President and Director of The
                                  Boston Consulting Group, Inc. Director of Rohm and Haas Company and 27 investment companies sponsored by The New England Funds.
Joseph Neubauer.................  Chairman and Chief Executive Officer, ARAMARK
                                  Corporation (managed services). Director of
                                  CIGNA Corporation; Federated Department
                                  Stores; First Union Corporation.


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

Thoma H. O'Brien................  Chairman and Chief Executive Officer, The PNC
                                  Financial Services Group, Inc. Director of
                                  Blackrock, Inc.; Hilb, Rogal and Hamilton
                                  Company; USAirways.
Russell E. Palmer...............  Chairman and Chief Executive Officer, The
                                  Palmer Group (investment firm). Director of
                                  Honeywell International Inc.; The May
                                  Department Stores Company; Safeguard
                                  Scientifics, Inc.; Federal Home Loan Mortgage Corporation.
Hugh B. Price...................  President and Chief Executive Officer,
                                  National Urban League. Director of
                                  Metropolitan Life Insurance Company; Sears,
                                  Roebuck and Co.
Ivan G. Seidenberg..............  President and Co-Chief Executive Officer.
                                  Director of American Home Products
                                  Corporation; Boston Properties, Inc.; CVS
                                  Corporation; Honeywell International Inc.;
                                  Viacom, Inc.
Walter V. Shipley...............  Director of Champion International
                                  Corporation; Exxon Mobil Corporation.
John W. Snow....................  Chairman, President and Chief Executive
                                  Officer, CSX Corporation (rail freight).
                                  Director of Circuit City Stores, Inc.; Johnson & Johnson; USX Corporation.
John R. Stafford................  Chairman, President and Chief Executive
                                  Officer, American Home Products Corporation
                                  (healthcare and agriculture products).
                                  Director of The Chase Manhattan Corporation;
                                  Deere & Company; Honeywell International Inc.
Robert D. Storey................  Partner, Cleveland law firm of Thompson, Hine
                                  & Flory LLP. Director of The Proctor & Gamble Company; The May Department Stores Company

              Name                                 Title
---------------------------------  ------------------------------------------
Executive Officers
(Who Are Not Directors)
Lawrence T. Babbio, Jr...........  Vice Chairman and President
Mary Beth Bardin.................  Executive Vice President - Public Affairs and
                                   Communications
William P. Barr..................  Executive Vice President and General Counsel
David H. Benson..................  Executive Vice President - Strategy,
                                   Development and Planning
William F. Heitmann..............  Senior Vice President and Treasurer
Charles R. Lee...................  Chairman and Co-Chief Executive Officer
Michael T. Masin.................  Vice Chairman and President
Frederic V. Salerno..............  Vice Chairman and Chief Financial Officer
Ezra D. Singer...................  Executive Vice President - Human Resources
Dennis F. Strigl.................  Executive Vice President and President -
                                   Domestic Wireless
Lawrence R. Whitman..............  Senior Vice President and Controller


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

                                                                      SCHEDULE C

                 DIRECTORS AND EXECUTIVE OFFICERS OF VERIZON WIRELESS INC.

      To the knowledge of Price, the name, business address, title, present principal occupation or employment of each of the directors and executive officers of Verizon are set forth below. If no business address is given the director's or officer's business address is 180 Washington Valley Road, Bedminster, NJ 07921. The principal business of Verizon is the provision of wireless voice and data services in the United States. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Verizon. All of the persons listed below are citizens of the United States of America, except for Mr. Langston, who is a citizen of the United Kingdom. To the knowledge of Price, none of the persons listed below has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                    Present Principal Occupation Including Name
    Name and Business Address                and Address of Employer
---------------------------------   -------------------------------------------
Directors
Dennis F. Strigl.................   President and Chief Executive Officer.
                                    President and Chief Executive Officer,
                                    Cellco Partnership.

                Name                                    Title
--------------------------------    -------------------------------------------
Executive Officers
(Who Are Not Directors)
Edward Langston..................   Chief Financial Officer and Chief Accounting
                                    Officer.
S. Mark Tuller...................   Vice President and Secretary.


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